SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Jeffrey C. Gifford, Esq.

Dykema Gossett PLLC

112 E. Pecan Street, Suite 1800

San Antonio, Texas 78205

(210) 554-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 459044 103
1	Names of Reporting Persons
Antonio R. Sanchez, Jr.
2	Check the Appropriate Box if the Member of a Group (a)☐ (b)☒
3	SEC Use Only

4	Source of Funds (See Instructions)
N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
2,663,400
	8	Shared Voting Power
4,376,467
	9	Sole Dispositive Power
2,663,400
	10	Shared Dispositive Power
4,376,467
11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,039,867
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
11.13%
14	Type of Reporting Person
IN

This Amendment No. 11 to Schedule 13D (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of Antonio R. Sanchez, Jr. (the “Statement”) and should be read in conjunction therewith. The Statement is amended only to the extent provided herein.

ITEM 1.	Security and Issuer

This Amended Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas 78040.

ITEM 2.	Identity and Background

(a)           This amended statement is being filed by Antonio R. Sanchez, Jr. (“Mr. Sanchez”).

(b)           Mr. Sanchez’s business address is P.O. Box 2986, Laredo, Texas 78044-2986.

(c)           Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

(d)           During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Sanchez is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration

No material changes.

ITEM 4.	Purpose of Transaction

On December 21, 2012, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 353,004 shares to the Sanchez Family Foundation.

On June 20, 2013, a trust for which Mr. Sanchez serves as co-trustee distributed 125,000 shares to a beneficiary of the trust.

On November 12, 2013, in a private transaction, Mr. Sanchez transferred 33,459 shares to a trust for which Mr. Sanchez is the sole trustee in satisfaction of certain debt owed to the trust by Mr. Sanchez.

On November 18, 2013, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 239,818 shares to the Sanchez Family Foundation.

On March 3, 2014, Mr. Sanchez sold 250,209 shares of Common Stock in an open market transaction at a price of $23.00 per share.

On June 30, 2014, a trust for which Mr. Sanchez serves as co-trustee distributed 50,000 shares to a beneficiary of the trust.

On November 3, 2014, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 151,991 shares to the Sanchez Family Foundation. On November 6, 2014, a trust for which Mr. Sanchez serves as co-trustee distributed 250,000 shares to a beneficiary of the trust.

On May 26, 2015, a trust for which Mr. Sanchez serves as co-trustee distributed 79,257 shares to a beneficiary of the trust.

On August 18, 2015, a trust for which Mr. Sanchez serves as co-trustee distributed 50,658 shares to a beneficiary of the trust.

On October 30, 2015, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 235,592 shares to the Sanchez Family Foundation.

On November 30, 2015, Mr. Sanchez sold 20,936 shares of Common Stock in an open market transaction at a price of $30.5499 per share. On December 1, 2015, Mr. Sanchez sold 101,064 shares of Common Stock in an open market transaction at a price of $30.5393 per share. On December 2, 2015, Mr. Sanchez sold 45,000 shares of Common Stock in an open market transaction at a price of $29.5625 per share.

On December 3, 2015, Mr. Sanchez sold 33,000 shares of Common Stock in an open market transaction at a price of $28.9065 per share.

On December 4, 2015, in a private transaction, Mr. Sanchez transferred 10,289 shares, and the 1988 Trusts for which Mr. Sanchez is the sole trustee transferred 15,428 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the Sanchez Family Foundation by Mr. Sanchez and the 1988 Trusts. On December 7, 2015, Mr. Sanchez sold 100,000 shares of Common Stock in an open market transaction at a price of $27.97 per share.

On October 21, 2016, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 224,719 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the Sanchez Family Foundation by Mr. Sanchez.

On December 21, 2016, in a private transaction, Mr. Sanchez transferred 7,422 shares, and the 1988 Trusts for which Mr. Sanchez serves as co-trustee transferred 11,132 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the Sanchez Family Foundation by Mr. Sanchez and the 1988 Trusts.

On August 11, 2017, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 195,000 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the foundation by the charitable lead annuity trust.

On August 14, 2017, a trust for which Mr. Sanchez serves as co-trustee sold 15,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $36.35 to $36.725 per share, with a weighted average price of $36.52 per share. On August 15, 2017, a trust for which Mr. Sanchez serves as co-trustee sold 20,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $36.00 to $36.65 per share, with a weighted average price of $36.24 per share. On August 16, 2017, a trust for which Mr. Sanchez serves as co-trustee sold 15,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $35.70 to $36.40 per share, with a weighted average price of $36.04 per share.

On September 18,2017, a trust for which Mr. Sanchez serves as co-trustee distributed 61,995 shares to a beneficiary of the trust.

On October 4, 2017, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 185,000 shares to the Sanchez Family Foundation in satisfaction of a required annuity payment to be made by the trust to the Sanchez Family Foundation.

On November 17, 2017, Santig, Ltd. sold 134,900 shares of Common Stock in an open market transaction at a price of $38.8632 per share. On November 20, 2017, Santig, Ltd. sold 122,111 shares of Common Stock in an open market transaction at a price of $38.8606 per share. On November 21, 2017, Santig, Ltd. sold 42,989 shares of Common Stock in an open market transaction at a price of $39.192 per share.

On December 26, 2017, in a private transaction, Mr. Sanchez transferred 7,759 shares, and the 1988 Trusts for which Mr. Sanchez serves as co-trustee transferred 11,636 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the Sanchez Family Foundation by Mr. Sanchez and the 1988 Trusts.

On March 6, 2018, a charitable lead annuity trust of which Mr. Sanchez is the trustee sold 20,722 shares of Common Stock in an open market transaction at a price of $40.7483 per share. On March 7, 2018, a charitable lead annuity trust of which Mr. Sanchez is the trustee sold 4.278 shares of Common Stock in an open market transaction at a price of $40.7773 per share.

On April 9, 2018, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution on 85,180 shares to the Sanchez Family Foundation in satisfaction of a required annuity payment to be made by the trust to the Sanchez Family Foundation.

On August 27, 2018, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 200,000 shares to Mr. Sanchez's Nonexempt Spousal Trust, which trust immediately distributed such shares to Mr. Sanchez. On September 4, 2018, Mr. Sanchez sold 114,352 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $46.75 to $47.23 per share, with a weighted average price of $46.84 per share. On September 5, 2018, Mr. Sanchez sold 85,648 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $46.50 to $46.90 per share, with a weighted average price of $46.69 per share.

On September 25, 2018, a charitable lead annuity trust, of which Mr. Sanchez is the trustee, distributed all of its assets to the trust beneficiaries, including a distribution of 449,262 shares to Mr. Sanchez's Nonexempt Spousal Trust, which trust immediately distributed such shares to Mr. Sanchez.

On December 12, 2018, in a private transaction, Mr. Sanchez transferred 20,029 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the Sanchez Family Foundation by Mr. Sanchez.

On April 11, 2019, in a private transaction, Mr. Sanchez transferred 17,810 shares to the Sanchez Family Foundation in satisfaction of certain debt owed to the Sanchez Family Foundation by Mr. Sanchez.

On August 19, 2019, a trust for which Mr. Sanchez serves as co-trustee distributed 15,000 shares to a beneficiary of the trust.

On September 1, 2020, Mr. Sanchez sold 140,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $30.8301 to $31.64 per share, with a weighted average price of $31.1371 per share. On September 1, 2020, Mr. Sanchez sold 72,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $30.30 to $30.75 per share, with a weighted average price of $30.5743 per share.

A description of Mr. Sanchez’s resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below. The shares beneficially owned by Mr. Sanchez are held for investment purposes.

ITEM 5.	Interest in Securities of the Issuer

(a)           Mr. Sanchez beneficially owns an aggregate of 7,039,867 shares of Common Stock, which shares represent 11.13% of the outstanding Common Stock of the Issuer. The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
A.R. Sanchez, Jr.	1,864,554	2.95%	Direct
1988 Trust No. 1	556,687	0.88	Co-Trustee
1988 Trust No. 2	591,687	0.94	Co-Trustee
1988 Trust No. 3	239,778	0.38	Co-Trustee
1988 Trust No. 4	356,686	0.56	Co-Trustee
Santig, Ltd.	767,439	1.21	Through general partner
Sanchez Family Foundation	2,631,629	4.16	Director
A.R. Sanchez, Jr. Non-Exempt Trust	31,407	0.05	Trustee
Total	7,039,867	11.13%

(b)          Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him. Mr. Sanchez has sole power to vote the shares of Common Stock held by Santig, Ltd. Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the trust for which he is the sole trustee.

(c)           During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

(d)          Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

(e)           Not applicable.

The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

No material changes.

ITEM 7.	Material to be filed as Exhibits

None.

[Remainder of page intentionally left blank.]

SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 11, 2020

/S/ ANTONIO R. SANCHEZ JR.
ANTONIO R. SANCHEZ, JR.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)